UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech’s Drone as a Service Expands Builder Services Capability Delivering Drone-Driven Speed and Precision to Surveying for Homebuilders
99.2	ZenaTech’s Drone as a Service Opens the 23rd Global Location in Orlando, Fla. to Focus on Government Agencies
99.3	ZenaTech Advances its Autonomous AI Drone Power Wash Platform and Dubai Drone as a Service Presence
99.4	ZenaTech’s ZenaDrone Subsidiary Initiates Green UAS Application for ZenaDrone 1000 to Strengthen U.S. Defense and Government Procurement Prospects
99.5	ZenaTech Wins the Morrissey Goodale 2026 Most Prolific and Proficient Acquirer Award for Growing its Drone as a Service Network
99.6	ZenaTech’s ZenaDrone Initiates Defense-focused Quantum Navigation System for GPS-Denied Drone Operations
99.7	ZenaTech Signs Offer to Acquire Established Oregon-Based Land Surveying Firm, Strenghtening Drone as a Service Presence in the Pacific Northwest
99.8	ZenaTech Subsidiary ZenaDrone is Developing the ZenaDrone 2000 Maritime Interceptor: A Cost-Effective Sea and Land Based Drone Defense System for Modern Asymmetric Warfare

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2026

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer